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                                                                    EXHIBIT 99.6

                                 DSI TOYS, INC.
                      1100 WEST SAM HOUSTON PARKWAY NORTH
                              HOUSTON, TEXAS 77043

                                 APRIL 22, 1999

Dear Shareholder:

     We are pleased to inform you that on April 15, 1999, DSI Toys, Inc. (the "Company") entered into a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") with MVII, LLC ("MVII"), which provides for the purchase by MVII of $5 million of the Company's common stock. Under the terms of the Stock Purchase Agreement, MVII also commenced a tender offer (the "Offer") to purchase up to
1.6 million shares of the Company's outstanding common stock (the "Shares") at $4.38 per Share in cash.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER) AND DEEMED THEM ADVISABLE, AND HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY'S SHAREHOLDERS. THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated April 21, 1999, of MVII, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

     On behalf of the Board of Directors and management of the Company, we thank you for the support you have given to the Company.

                                            Very truly yours,

                                            M.D. Davis,
                                            Chairman of the Board of Directors
                                            and Chief Executive Officer